UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 29, 2002

Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On October 28, 2002, the Company issued the following press release:

ADVANCE FINANCIAL BANCORP TO PURCHASE
TWO STEUBENVILLE, OHIO BRANCHES FROM
SECOND BANCORP INCORPORATED BANKING SUBSIDIARY

Warren, Ohio, October 28, 2002 – ADVANCE FINANCIAL BANCORP (NASDAQ Small Cap Market — "AFBC") and **SECOND BANCORP INCORPORATED** (NASDAQ National Market — "SECD", "SECDP") jointly announce that Advance Financial's subsidiary, Advance Financial Savings Bank (the "Bank"), has entered into a definitive agreement to purchase two branch banking offices from Second Bancorp subsidiary Second National Bank of Warren. The offices subject to the transaction are located at 500 Market Street and 4420 Sunset Boulevard, both in Steubenville, Ohio.

Stephen M. Gagliardi, President, of Advance Financial Bancorp ("Company"), the Wellsburg, West Virginia savings and loan holding company indicated that the transaction will include assumption of approximately $91.6 million in deposits and the purchase of approximately $135,000 in loans related to these two branches. The Bank will pay Second National a deposit premium of approximately $6 million. The transaction is subject to regulatory approval.

"We are pleased to have an opportunity to strengthen our presence in Steubenville, Ohio. We already operate one branch in this community," commented Gagliardi.

TABLE OF CONTENTS

Second Bancorp President and CEO Rick L. Blossom indicated that "The sale of these two branches to Advance Financial Savings Bank is part of the previously announced reorganization of Second National Bank's branch delivery system. Advance Financial is a quality provider of financial products and services who will continue to deliver the same high level of service to which the customers of these branches have become accustomed."

As reported in the Form KSB for the year ended June 30, 2002, Advance Financial had total assets of $214 million and total deposits of $175 million.

Second Bancorp is a $1.8 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the Web at www.secondnationalbank.com.

# # # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: October 29, 2002

/s/ David L. Kellerman

David L. Kellerman, Treasurer